EXHIBIT 1

September 23, 2013

The Board of Directors

Bob Evans Farms, Inc.

Attention: Corporate Secretary

3776 South High Street

Columbus, OH 43207

Ladies and Gentlemen:

Based on the previous discussions that we have had with Steven Davis and Michael Gasser, you may be aware that Sandell Asset Management Corp. (“Sandell”) is among the largest shareholders of Bob Evans Farms, Inc. (“Bob Evans” or the “Company”), with beneficial ownership of approximately 1.4 million shares, or 5.1%, of the Company. This, we point out, is significantly more than the collective outright ownership of all of the Company’s directors and officers combined. It is therefore clear that we have a great interest in seeing the stock price of Bob Evans better reflect the intrinsic value of the Company’s unique assets. We believe this value may range from approximately $73 per share to $84 per share, for an average value of $78.50 per share.

It was our understanding from our recent conversation with Mr. Gasser that he would discuss with the entire Board of Directors (the “Board”) the matters set forth in our August 5th letter to him and we appreciate his efforts as Lead Independent Director to serve as a liaison between the Board and the shareholders. We are therefore somewhat encouraged by the Company’s incremental $150 million share repurchase “authorization” that was announced in Bob Evans’ August 19th earnings release. That said, we are troubled by the fact that the same earnings release made no mention of other key matters that we addressed in our letter, many of which we repeat below.

We believe that Bob Evans suffers from a conglomerate discount as a result of the Company’s two disparate business segments: a restaurant business, Bob Evans Restaurants, and a packaged foods business, BEF Foods. Due in part to this conglomerate structure, which has negatively impacted analyst coverage and ignores the different constituencies of restaurant and packaged foods investors, the Company has traded at a perennial discount to its restaurant peers, and at an even greater discount to companies in the packaged foods space. Given this history, it is particularly concerning to us that management continues to proclaim the “corporate synergies” and “cross-segment strategies” between Bob Evans Restaurants and BEF Foods. The benefits of continued integration between these two businesses do not seem compelling and we believe that management may be touting these perceived benefits to justify the preservation of their “empire” and their refusal to separate these two businesses. In addition, we believe that the market is not affording Bob Evans adequate value for its substantial real estate holdings, which include its 482 wholly-owned restaurant properties.

We are, moreover, highly troubled by the Company’s relative under-performance, as the stock price of Bob Evans has under-performed many of its publicly-traded family-dining restaurant peers over the last 3-year and 5-year time periods as of September 19. For example, over the last 5 years, the stock price of Cracker Barrel, which we believe is the most comparable publicly-traded family-dining peer to Bob Evans, is up 248%, whereas the stock price of Bob Evans is up only 97%, reflecting under-performance by a staggering 151%. We are alarmed, in light of this under-performance, by the degree to which the Board appears to defer to management. The recent 4-year extension to Mr. Davis’s employment agreement is an ill-justified reward for the Company’s disappointing relative performance, particularly in light of the fact that Mr. Davis oversaw the poor results of the Mimi’s Café restaurant chain for almost six years before the Company finally divested the business at a significant loss this year. Furthermore, we seriously question the appropriateness of having Mr. Davis serve as Chairman of the Board when he also serves as CEO, particularly in light of the Company’s under-performance.

We believe that the Company should take the following actions:

(1) Separate BEF Foods - Take steps to separate the Company’s BEF Foods segment, including filing a preliminary registration statement for an IPO, as a pre-cursor to a full spin-off. Based on our internal estimates, Bob Evans is trading at an enterprise value of approximately 8.7x FY2014E EBITDA, which is a substantial discount to the value ascribed to other publicly-traded packaged foods companies such as Campbell Soup, ConAgra, and Hormel. It is our belief that BEF Foods could command a multiple in excess of 10.0x EBITDA if it were to be spun-off to shareholders and traded on a stand-alone basis. Alternatively, in our view, BEF Foods could command an even higher multiple of EBITDA if it were sold to a third-party, particularly given the robust M&A activity witnessed in the packaged foods industry, with recent transactions for companies such as Ralcorp and Heinz taking place at multiples of 12.5x and 14.3x EBITDA, respectively, according to Bloomberg.

(2) Sale-Leaseback - Enter into a sale-leaseback transaction to unlock the significant real estate value embedded in the Company’s owned restaurant properties. As noted, Bob Evans owns 482 restaurants, representing 86% of the Company’s entire restaurant base, all of which will have been “Farm Fresh” remodeled by the end of Fiscal 2014. Given the Company’s fully-remodeled store base, we would view management’s justification for owning real estate due to the “flexibility” inherent in such ownership as specious and no longer relevant to Bob Evans. Our analysis indicates that over $720 million could be generated via a sale-leaseback of the Company’s owned restaurants, a value that may be conservative given recent analyst estimates (e.g. “The company’s real estate could be worth another $800MM - $1B” - CL King, April 26, 2013; “We are upgrading BOBE…due to what we view as a cleaner story for investors with improving margins, good underlying sales momentum in its core businesses and nearly $900 mil. in real estate value (64% of the enterprise value)” - Stephens Inc, January 30, 2013.)

(3) Repurchase Stock via Self-Tender - Apply most of the proceeds from (1) and (2) above to effect a large, one-time self-tender for the Company’s shares. To be clear, we feel it is important that Bob Evans provide the investment community with certainty that it will repurchase shares via a self-tender, as opposed to an indeterminate share repurchase “authorization.” By our calculations, the Company could generate proceeds of approximately $1.08 billion should the Company sell its BEF Foods business and complete a sale-leaseback of its restaurant properties. As a hypothetical example, the Company could use 75% of such proceeds to repurchase a significant number of shares via a self-tender at $58 per share while still leaving the Company with substantial cash on its balance sheet. The resulting company would be a pure-play restaurant operator with a simplified corporate structure and a greatly reduced outstanding share count.

It is likely that Bob Evans, as a pure-play restaurant company with a completely upgraded store base and positive operating prospects, could trade at a multiple comparable to, or in excess of, other publicly-traded family-dining companies. As such, a post-tender price of between approximately $73 per share and $84 per share, or an average price of $78.50 per share, could be justified based on the resulting company trading at a 9.0x multiple of adjusted Pro-Forma FY2014E EBITDA. This may be conservative considering that some other family-dining restaurant chains such as Cracker Barrel are trading at enterprise value multiples in excess of 9.0x FY2014E EBITDA. It is important to note that the plan that we are advocating does not involve sweeping cost-reduction measures but rather is financial in nature and wholly within the control of the Company.

We believe that there is strong support for our ideas and it is our hope that the Board fully understands our determination to see value delivered to the shareholders, who are the true owners of the Company. As fiduciaries entrusted to manage funds for our investors, we are prepared to take further steps to protect the value of our investment in Bob Evans should we perceive that the Board is not addressing these important matters in a timely fashion.

Sincerely,

Thomas E. Sandell

Chief Executive Officer